Filed Pursuant to Rule 433

File No: 333-278466

Canadian National Railway Company

US$750,000,000 4.375% Notes due 2034 (the “Notes”)

Pricing Term Sheet

September 16, 2024

Issuer:	Canadian National Railway Company

Expected Ratings (Moody’s / S&P):*	A2 / A-

Trade Date:	September 16, 2024

Settlement Date:**	September 18, 2024 (T+2)

Joint Book-Running Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Wells Fargo Securities, LLC RBC Capital Markets, LLC

Senior Co-Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	CIBC World Markets Corp. Desjardins Securities Inc. Morgan Stanley & Co. LLC

Maturity Date:	September 18, 2034

Security Type:	4.375% Notes due 2034

Principal Amount:	US$750,000,000

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price / Yield:	102-03¾ / 3.619%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	4.399%

Coupon:	4.375% per annum, accruing from September 18, 2024

Price to Public:	99.808% of principal amount

Interest Payment Dates:	March 18 and September 18 of each year, commencing on March 18, 2025

Optional Redemption:

The Issuer may redeem the Notes, at its option, in whole or in part, at any time and from time to time prior to June 18, 2034 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on June 18, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement dated September 16, 2024, the “Preliminary Prospectus Supplement”) plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the Notes on or after June 18, 2034 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375DR0 / US136375DR05

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about September 18, 2024, which will be the second business day following the date hereof (this settlement cycle being referred to as “T+2”). Pursuant to 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date that is one business day preceding the settlement date should consult their advisers.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp., toll-free at (800) 854-5674, J.P. Morgan Securities LLC, collect, at 212-834-4533 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.